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                                                                 Exhibit (e)(12)

                              SERVICE AGREEMENT FOR
                       MEMBERS OF THE BOARD OF MANAGEMENT

                                     between

                                   CELANESE AG

                             Frankfurter Strasse 111

                              61476 Kronberg i. Ts.

      represented by the Chairman of the Supervisory Board of Celanese AG,

                                 Dr. Gunter Metz

                   - hereinafter referred to as "CELANESE AG" or the "COMPANY" -

                                       and

                              MR. PERRY W. PREMDAS

 - hereinafter Mr. Premdas and the Company together referred to as the "PARTIES"
                       or each of them individually referred to as the "PARTY" -

Mr. Premdas has been re-appointed a Member of the Board of Management of Celanese AG by a resolution of the Supervisory Board on May 15, 2002. With effect as of October 22, 2002, the following service agreement (hereinafter referred to as the "SERVICE AGREEMENT" or the "AGREEMENT") shall be agreed between the Company and Mr. Premdas by replacing at the same time all earlier agreements, except agreements regarding already existing Long Term

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Service Agreement of Mr. Perry W. Premdas                                      2

Incentive Plans and the letter agreement of December 8, 1997 between Celanese Americas Corporation (then Hoechst Corporation), Hoechst AG and Mr. Premdas:

I.   DUTIES OF THE MEMBER OF THE BOARD OF MANAGEMENT

1. Mr. Premdas will perform his activity as a Member of the Board of Management in accordance with the provisions of the law, the Articles of Association of the Company and the Rules of Procedure for the Board of Management. As far as Mr. Premdas' activities are allocated to his Membership in the Board of Management in the Company, Mr. Premdas will devote his professional energies exclusively to the Company. The following provisions of this Section I. of this Agreement do not affect legally justified restrictions of other activities Mr. Premdas may perform.

2. The acceptance of significant activity outside the private area (privater Bereich) - irrespective of whether it is paid or pro bono - requires the prior approval of the Chairman of the Supervisory Board which shall not be unreasonably withheld. This applies in particular to the acceptance of mandates to other supervisory boards, managing director activities (Geschaftsfuhrungstatigkeiten) and similar positions, as well as regarding expert reports, publications and lectures to the extent that the Company's interests may be affected.

3. Should the Supervisory Board wish so, Mr. Premdas will accept supervisory board mandates and similar positions without any remuneration in companies in which Celanese AG is directly or indirectly participated, as well as any activity in associations and similar bodies to which Celanese belongs owing to the nature of its business activity. Mr. Premdas undertakes, that on the termination of this Service Agreement or, in case the Supervisory Board wishes at an earlier time, Mr. Premdas will retire from aforementioned mandates that he has accepted in the interest of the Company.

4. During the appointment Mr. Premdas will not participate in any company that competes with Celanese AG or which maintains essential business relations with Celanese AG. A shareholding which allows no influence regarding the executive bodies of the relevant company is not considered as participation within the meaning of this clause. A possibility to influence listed companies shall be understood for purposes of this Agreement when having reached 5% of the voting rights.

5. Mr. Premdas is obliged not to use any knowledge he obtains as a result of his Board of Management activity for stock exchange or other speculative transactions.

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Service Agreement of Mr. Perry W. Premdas                                      3

6. Mr. Premdas is further obliged to assign to the Company the entire results of his professional work herein as the exclusive property of the Company without special remuneration.

7. The confidentiality obligation of Section 93 of the German Stock Corporation Act (Aktiengesetz) applies after the end of Mr. Premdas' service term.

8. Mr. Premdas will treat all non-public documentation relating to the Company, as well as all business memoranda including electronic data as the Company's property. Mr. Premdas will preserve them carefully and at the termination of his service term Mr. Premdas will hand them over to the Chairman of the Supervisory Board or his appointee or delete them without being specially requested to do so. In reasonable cases the Supervisory Board may release Mr. Premdas from this obligation, e.g. in case he needs such documentation as regards governmental or other regulatory inquiries.

II.  COMPENSATION

1.   From October 22, 2002 onwards, Mr. Premdas receives the following income:

     a) a fixed annual salary of EUR 513.000,-- gross (in words: Euro five hundred thirteen thousand), to be paid monthly in arrears;

     b) an annual bonus which is subject to reaching the economic and personal objectives agreed by the Personnel and Compensation Committee of the Supervisory Board with Mr. Premdas and which amounts to 80% of the annual salary at target performance. The bonus is to be paid once a year according to a separate regulation to be resolved by the Personnel and Compensation Committee of the Supervisory Board in each case. Should Mr. Premdas leave during a year, a pro-rata bonus payment will be made for the period served.

2. In view of Mr. Premdas split activities for Celanese AG in Germany (approx. 65% of his working time) and for the American holding company in the U.S. (approx. 35% of his working time), 35% of the total compensation payable to Mr. Premdas under the Agreement will be paid by the American holding company and charged to the account of the American holding company. It is understood by the Parties that this split payroll does not affect the additional compensation paid to Mr. Premdas as chairman of the former Hoechst Corporation, today named Celanese Americas Corporation.

3. Should Mr. Premdas die during the term of this Service Agreement, his widow and his unmarried legitimate children, if and as long as they have not reached the age of 21 or if

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Service Agreement of Mr. Perry W. Premdas                                      4

     and as long as they are in education and have not reached the age of 27, have a right as joint and several creditors to an unreduced granting of monthly installments of the annual salary according to Section II.1.a.)
     of this Agreement for the three months following the month in which the death occurred, however, at the latest until the planned end of the Service Agreement; and in addition a pro rata amount of the annual bonus earned according to Section II.1.b.) of this Agreement.

4. Mr. Premdas' gross compensation shall be reduced by the amount of the gross income Mr. Premdas receives in respect of supervisory board mandates or similar positions in companies in which the Company has a direct or indirect holding. This provision shall not apply regarding Section II.2. sentence 2 of this Service Agreement, i.e. regarding Celanese Americas Corporation.

5. As far as Mr. Premdas on request of the Supervisory Board of the Company will according to Section I. 3. of this Agreement assume responsibilities as member of the board of other companies or associations, the Company will take care of insuring Mr. Premdas against possible director's liabilities resulting from those board memberships by concluding an appropriate director's and officer's insurance. The Company will bear the costs associated with such insurance.

     The Company has already concluded a director's and officer's insurance which covers Mr. Premdas' activities as Member of Board of Management of Celanese AG.

6. Mr. Premdas will participate in the existing Long Term Incentive Plans of the Company, which have been or will be introduced in the form of stock appreciation rights/stock options. The scale of the rights/options granted to Mr. Premdas will be determined by the Supervisory Board periodically.

7. In order to provide a compensation for incremental tax liabilities (i.e., liabilities that would not have been incurred, had Mr. Premdas been subject to taxation solely in the U.S.) Mr. Premdas will receive an additional annual payment equal to the amount of actual German income tax (excluding church tax) on regular income (i.e., without tax equalization payments) or severance payments under this Agreement which are not credited against U.S. Federal income taxes. If any of these excess German taxes are taken as a credit and reduce U.S. Federal tax in a subsequent tax year, the amount credited in the subsequent year will reduce the reimbursement under this
     Section II. that subsequent year. To the extent there is no reimbursement due under this Section in the subsequent year, the credit taken will be refunded to Celanese AG. The resulting tax reimbursement will be paid net (i.e., will be grossed - up for tax purposes).

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Service Agreement of Mr. Perry W. Premdas                                      5

III. DURATION OF THE CONTRACT

1. The Service Agreement becomes effective on October 22, 2002 and shall apply until October 31, 2004.

2. During this term the Agreement may be terminated by either Party only for cause. However, Mr. Premdas may terminate the Agreement with a 6 months' notice when having reached the age of 50.

3. No later than 10 months prior to the end of his Service Agreement it shall be discussed with Mr. Premdas whether and under which conditions the contractual relationship and the activity as Member of the Board of Management will be continued. At least 6 months prior to the expiry of the Service Agreement, a statement regarding the reappointment of Mr. Premdas as Member of the Board of Management shall be made to Mr. Premdas by the Chairman of the Supervisory Board.

4. In case the appointment of Mr. Premdas is withdrawn prior to October 31, 2004, the Service Agreement with Mr. Premdas ends at the same time with the expiry of the appointment. In this case Mr. Premdas' claims are governed by
     Section IV. of this Agreement. In case the Service Agreement due to expiry on October 31, 2004 is not extended, the claims of Mr. Premdas are likewise governed by Section IV. of this Agreement. Following the revocation of the appointment, the Supervisory Board is entitled to release Mr. Premdas.

5. The Company will be responsible to ensure that all approvals required for Mr. Premdas to work and reside in Germany are maintained. Celanese AG will bear the costs to relocate Mr. Premdas and his family from Germany. If family circumstances entail an early relocation of his family while he continues to work in Germany, the Company will bear associated costs, including for example, relocating the family from Germany and relocating Mr. Premdas within Germany.

     If, prior to August 31, 2003, the Company shall relocate its domicile to the United States of America, Mr. Premdas will consider a transfer of this Agreement so as to continue his appointment from the Summit, New Jersey, office.

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Service Agreement of Mr. Perry W. Premdas                                      6

IV.  SEVERANCE

1.   SEVERANCE PAYMENT

a.)  In the event that

          the Service Agreement with Mr. Premdas is not extended by the Supervisory Board of the Company,

     or the Service Agreement with Mr. Premdas is terminated prematurely by revocation of Mr. Premdas' appointment as Member of the Board of Management without cause,

     or   Mr. Premdas is entitled to terminate the Service Agreement for cause,

     the Company shall pay Mr. Premdas a gross severance sum equivalent to two total annual remuneration payments which Mr. Premdas receives for his activities for Celanese AG (hereinafter referred to as the "SEVERANCE").

b.) In case Mr. Premdas is either required to relocate or to continue his residence in Germany in order to perform his activity as Member of the Board of Management in the interest of the Company during the term of this Agreement and either circumstance leads to an unreasonable hardship for his personal, family or financial situation (hereinafter referred to as "HARDSHIP") the Company will consider under good faith a relocation or transferal to his original office or other accommodation. In case the Parties are unable to find a solution for this Hardship, such Hardship shall be considered as cause under the termination provision of this
     Section IV.1.a.).

c.) The total annual remuneration used to determine Severance consists of the sum of the fixed annual remuneration applicable to the year of Mr. Premdas' leaving, the annual Bonus calculated at Target for the business year in which the Service Agreement is terminated and the value of the most recently granted Long Term Incentives (hereinafter referred to as the "LONG TERM INCENTIVES") provided that these remuneration payments refer only to Mr. Premdas' activities as a Member of the Board of Management of Celanese AG. Value of Long Term Incentives in the meaning of this Section IV.1.c.) shall be determined as the net present value according to the Black Scholes methodology and calculated at the date of termination on a pro rata 12 months basis.

d.) If the non-prolongation or the premature termination of the Service Agreement with Mr. Premdas occurs after him having reached the age of 55 but prior to him having reached the age of 57, the severance payment shall amount to one total annual remuneration; if Mr.

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Service Agreement of Mr. Perry W. Premdas                                      7

     Premdas' leaving from the employment as a Member of the Board of Management occurs after having reached the age of 57, no severance payment shall be made.

e.) Sums which shall be set off against the Severance are payment obligations arising out of the Service Agreement with Mr. Premdas until the originally agreed expiration of this Service Agreement, benefits from the Pension arrangements applicable for Mr. Premdas to be paid over a 2-year period following the leaving of Mr. Premdas prior to reaching the age of 55, respectively over a period of one year following the leaving after reaching the age of 55, as well as benefits from any other compensation and severance payments arising from any other employment with any company of the Celanese Group. However, the voluntary deferred compensation, 401 K Plan withdrawals, tax equalization, exercise of vested SARs or SOPs or medical benefits of Mr. Premdas shall not be offset against the severance payment.

f.) The annual bonus for the business year in which the termination of the Service Agreement occurs shall be paid in addition to the Severance on a pro rata basis for the lapsed period of time of the corresponding year.

g.) Claims arising out of the Long Term Incentives that are taken into account in the calculation of the Severance expire as soon as a severance payment is made under this Section IV.1.

2.   CHANGE IN CONTROL

a.)  In the event that

          a person other than a person holding already at least 25% of the shares in the Company at the time of signing this Service Agreement takes over the Company by reaching the actual, on the basis of the last General Meeting determined majority in the General Meeting, or a person other than a person holding already at least 25% of the shares in the Company at the time of signing this Service Agreement takes over 30% or more of the shares in the Company,

     or the General Meeting of the Company approves the merger with another company outside of the Celanese Group

          (all events together hereinafter referred to as the "CHANGE IN CONTROL
          - EVENT")

     and due to the Change in Control - Event

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Service Agreement of Mr. Perry W. Premdas                                      8

          the Service Agreement is not extended by the Supervisory Board of the Company or the Service Agreement is terminated prematurely by revocation of Mr. Premdas' appointment as Member of the Board of Management without cause,

     or   Mr. Premdas is entitled to terminate the Service Agreement for cause the Company is obliged to pay Mr. Premdas a Change in Control-Severance.

b.) In case of a Change in Control - Event "cause" shall apply regarding a termination by Mr. Premdas if the conditions change unreasonably, in particular if his place of employment is relocated, if his remuneration is reduced or if his scope of duties are limited.

c.) In this respect the Change in Control-Severance shall be measured and included in a separate Cancellation Agreement as follows:

     (1) At the time of Mr. Premdas' leaving the Company, Mr. Premdas receives in a Change in Control -Event a lump-sum gross severance payment in the amount of three times his total annual cash remuneration for the loss of his mandate as Member of the Board of Management. The total annual cash remuneration consists of the average of the fixed annual remuneration paid over the last three years and the average of the bonus payments paid over the last three years provided that these remuneration payments refer only to Mr. Premdas' activities as a Member of the Board of Management of Celanese AG. In case the total period of service as a Member of the Board of Management of Celanese AG of Mr. Premdas exists less than three years, only the lapsed time of the term(s) of the Service Agreement(s) covering Mr. Premdas' period of time as a Member of the Board of Management will be considered for the calculation of the annual average. The same shall apply in case Mr. Premdas was employed with Celanese AG or its affiliated companies on another contract's basis prior to being appointed Member of the Board of Management. The payment of this amount shall be made after tax deductions according to the tax regulations in force at that time. The claims arising out of the current Long Term Incentives, as long as they have not yet been exercised, shall be made according to the regulations in the corresponding Long Term Incentive Plan Documents. Whether a Change in Control - Event applies shall be governed according to this Service Agreement for the Long Term Incentives as well. The exercise, however, shall be governed by the Long Term Incentive Plan Documents.

     (2) Should Mr. Premdas, after having been notified of the intention to not extend this Service Agreement, wish to prematurely withdraw from his employment prior to

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Service Agreement of Mr. Perry W. Premdas                                      9

          expiration of this Service Agreement, Mr. Premdas may terminate his employment with giving a six weeks' notice to the end of the month. No payment shall be made for the remaining term of the of the Service Agreement which was originally agreed.

     (3) Section IV.2.a.) of this Service Agreement shall not apply, in case Mr. Premdas enters an employment with an affiliated company of the Celanese Group.

     (4) Any bonus Mr. Premdas is entitled to according to this Service Agreement shall be paid on a pro-rata basis in case of a termination of his employment prior to the end of the calendar year. The payment shall be made at the time when bonus payments usually are made for the lapsed business year according to Section II.1.b).

     (5) If the non-prolongation or the premature termination of Mr. Premdas' Service Agreement occurs after Mr. Premdas having reached the age of 55 but prior to him having reached the age of 57, the severance payment shall amount to two times the total annual remuneration; if his leaving from the employment as a Member of the Board of Management occurs after Mr. Premdas' having reached the age of 57, no severance payments shall be made.

     (6) Sums which shall be set off against the severance payment are payment obligations arising out of Mr. Premdas' Service Agreement until the originally agreed expiration of his Service Agreement, benefits from the Company Pension Scheme applicable to Mr. Premdas that are to be paid over a 2-year period following his leaving prior to having reached the age of 55, respectively over a period of one year following his leaving after having reached the age of 55, as well as benefits from any other compensation and severance payments arising from any other employment with any company of the Celanese Group. However, the voluntary deferred compensation, 401 K Plan withdrawals, tax equalization, exercise of vested SARs or SOPs or medical benefits of Mr. Premdas shall not be offset against the severance payment.

     (7) Any claims for entering a Cancellation Agreement with the above mentioned basic regulations can only be asserted within a period of 180 days following the Change in Control - Event as described under
          Section IV.2.

     (8) The remaining provisions of the Cancellation Agreement to be entered into are subject to this separate agreement.

     (9) Any claims against the Company are compensated with the Cancellation Agreement.

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Service Agreement of Mr. Perry W. Premdas                                     10

3.   OTHER PROVISIONS REGARDING SEVERANCE PAYMENTS

a.) Provisions under Section IV. of this Agreement expire one day following the termination of Mr. Premdas' Service Agreement at the latest. Any claims arising from Section IV. shall remain unaffected.

b.) In case the preconditions defined under Section IV.1. regarding Severance Payment and the preconditions defined under Section IV.2. regarding Change in Control occur simultaneously, Mr. Premdas is entitled to the higher compensation. The other claim becomes extinct. Insofar neither Party shall have a right to choose.

c.) The Company reserves the right to pay with Mr. Premdas' consent a part of the payment resulting out of this Agreement by way of compensation for a post-contractual competition ban (nachvertragliches Wettbewerbsverbot) or for subsequent consultancy services. In these cases a separate agreement will be agreed with Mr. Premdas.

d.) The Company will try to achieve an arrangement which, complying with all statutory regulations, contains favorable tax provisions for Mr. Premdas.

V.   INVENTIONS / UNDERTAKING TO REFRAIN FROM COMPETITIVE ACTIVITY

1. Mr. Premdas will report to and offer to the Company his inventions attributable to his professional work following his appointment to the Board of Management as long as he is receiving a salary or benefits (Versorgungsleistungen) from the Company. The inventions will be treated by the Company in accordance with the regulations of the law on employee inventions.

2. The Company reserves the right to agree with Mr. Premdas post-contractual competition ban (nachvertragliches Wettbewerbsverbot).

VI.  EQUITY PARTICIPATION

Mr. Premdas is obliged to acquire shares in Celanese AG to a value equivalent to his gross annual base salary and not to dispose of these shares in accordance with the provisions of the Equity Participation Plan of the Company. More detailed particulars on arrangements are to be found in the Company's Equity Participation concept under observing Insider rules.

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Service Agreement of Mr. Perry W. Premdas                                     11

VII. PENSION

1. All benefits, such as, but not limited to, Pension Plan, Executive Pension Plan, 401 (k), Supplemental Savings Plan, medical plans and disability plans, will remain at least at a level as Mr. Premdas would have continued his executive function at the American holding company and as if compensation was fully paid in the U.S. The benefits to be provided to Mr. Premdas will also honor the pension provision and retirement medical provision associated with his former executive function at Centeon.

     Where Celanese AG does not provide these benefits directly, Celanese AG ensures that they are administered by a U.S. subsidiary, although Celanese AG remains the primary obligor hereunder.

2. To the extend that this cannot be done through the plans themselves, appropriate equivalent payouts will be made to Mr. Premdas outside the plan. For this purpose, the Company may set up a "mirror-plan" in Germany and may make equivalent payments out of this plan.

IX.  MISCELLANEOUS

1. For the duration of his employment the Company will provide Mr. Premdas with an upper-range BMW/Mercedes or equivalent make of company car, and will pay the tax chargeable for providing this as a benefit with monetary value.

2. The Company will pay the costs of Mr. Premdas' tax consultant as long as any tax equalization amounts are outstanding under this Agreement. However, this shall only apply in respect of tax equalization matters in connection with Celanese AG.

3. For the duration of the Service Agreement the Company will conclude an accident insurance for Mr. Premdas with the following insured sums:

             EUR          1.022.583,76 for death
             EUR        1.022.583,76 for invalidity
             EUR       10.225,84 for medical treatment costs

X.   CONCLUDING PROVISIONS

1. If any provision of this Agreement should be partly or wholly invalid or subsequently loose its legal validity, this shall not affect the validity of the remaining provisions. The invalid provision shall, as far as legally permissible, be replaced by another, appropriate,

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Service Agreement of Mr. Perry W. Premdas                                     12

     provision whose economic effect comes closest to what the Parties wished or would have wished if they had taken into consideration the invalidity of the original provision.

2. Amendments and additions to this Agreement need to be in writing. This requirement cannot be replaced by oral agreements. The German version of this Agreement shall be authoritative for interpreting this Agreement.

3.   This Agreement shall be governed by German law.

4. The place of fulfillment for all performances deriving out of this Agreement is the seat of the Company. The seat of the Company under Section 38 Subsec. 3 No. 2 of the German Civil Procedure Code (Zivilprozessordnung) shall be agreed as the place of jurisdiction.

Kronberg i. Ts., October 9, 2002

Celanese AG

/s/ Dr. Gunter Metz                          /s/ Perry W. Premdas
--------------------------------             -----------------------------------
Dr. Gunter Metz                              Perry W. Premdas

(Chairman of the Supervisory Board)